14041064

Notice of Government Se ... ernment Securities Dealer Activities to be Filed by a ... nder Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution: AMEGY BANK NATIONAL ASSOCIATION

   B. Address of principal office of financial institution:

   Address: 4400 POST OAK PARKWAY
   City: HOUSTON State: TX Zip Code: 77027

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address:
   City: State: Zip Code:

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 0 1 2014
12 REGISTRATIONS BRANCH

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
JOHN TIMOTHY SNIDER, JR	SENIOR VICE PRESIDENT	713-232-1725

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
4576 RESEARCH FOREST DR	THE WOODLANDS	TX	77381	SALES OF GOVERNMENT SECURITIES
2501 N HARWOOD	DALLAS	7X	75201	SALES OF GOVERNMENT SECURITIES
10001 REUNION PLACE	SAN ANTONIO	TX	78216	SALES OF GOVERNMENT SECURITIES

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name (Last / First / Middle)	Title
GUYTON, JULIE ALLEN	SVP
JONES, SUZETTE WELLS	EVP, INVESTMENTS & TRUST MGR
KNELL, TERRY LYNN	VP, CHIEF COMPLIANCE OFFICER
OUYANG, JANE JIA	SVP, INVESTMENT OPERATIONS MGR
SNIDER, JR., JOHN TIMOTHY	SVP, PRIVATE CLIENT INVESTMENTS MGR

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

JOHN TIMOTHY SNIDER, JR
Name (First, Middle, Last)

SVP, PRIVATE CLIENT INVESTMENTS MANAGER
Title

[signature]
Signature

11/25/14
Date